AGREEMENT

   AGREEMENT made as of the 27th day of March, 2007, by and between:
Michael Raleigh with an address at 4400 Route 9, #1000, Freehold, New Jersey 07728 (“SELLER”);

and

Yusuke Matsuo with an address at 19800 MacArthur Blvd. Suite 300 Irvine, California 92612 (“PURCHASER”).

R E C I T A L S:

FIRST, SELLER is the owner of 100,000 shares of common stock of 4301, Inc., a Delaware corporation (“4301”).

SECOND, SELLER desires to sell all 100,000 of his issued and outstanding shares in 4301 to PUCHASER.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.0 Transfer of Shares.

SELLER hereby transfers and delivers 100,000 of his issued and outstanding shares in 4301 to PUCHASER in consideration of $30,000. Upon receipt of the consideration into the Anslow & Jaclin, LLP Attorney Trust Account, SELLER will immediately forward the 100,000 4301 shares to PUCHASER.

2.0        Representations and Warranties of SELLER. SELLER hereby represents and warrants to PUCHASER that:

2.1        Authority. SELLER has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by SELLER and constitutes a valid and binding instrument, enforceable in accordance with its terms.

2.2 Resignation. SELLER represents that he is the sole shareholder of 4301 and that PUCHASER are purchasing all of the issued and outstanding shares of 4301. SELLER hereby agrees that upon receipt of the consideration set forth above, he is relinquishing all interest in the 100,000 shares of 4301 stock. In addition, upon execution of this agreement, SELLER shall resign as the sole officer and director of 4301.

2.3        Compliance with Other Instruments. The execution, delivery and performance of this Agreement is in compliance with and does not conflict with or result in a breach of or in violation of the terms, conditions or provisions of any agreement, mortgage, lease or other instrument or indenture to which SELLER is a party or by which SELLER is bound.

2.4        Title to SELLER’S shares in 4301. SELLER is the sole legal and beneficial owner of its shares in 4301 and has good and marketable title thereto, free and clear of any liens, claims, rights and encumbrances.

2.5        No Claims; Indemnity.             There are currently no claims or lawsuits threatened or pending against 4301 or SELLER as the owner of the 4301 shares, and SELLER is unaware of any conditions or circumstances that would lead to or justify the filing of any claim or lawsuit. If, after the consummation of this transaction and the transfer of the 4301 shares from SELLER to PUCHASER any claim or lawsuit shall be filed against 4301 or PUCHASER (as the owner of the 4301 shares), arising out of any circumstances whatsoever prior to transfer of the shares, SELLER shall defend, indemnify and hold PUCHASER harmless from and against any and all such claims or lawsuits or any awards or judgments granted thereunder.

ACCEPTED AND AGREED TO BY:

4301, INC.

By:       /s/ Michael Raleigh
MICHAEL RALEIGH
President and sole shareholder

ACCEPTED AND AGREED TO BY:

By:       /s/ Yusuke Matsuo
      Yusuke Matsuo